Filed Pursuant to Rule 433

Registration No. 333-220106

Issuer Free Writing Prospectus dated May 18, 2020 relating to

Preliminary Prospectus Supplement dated May 18, 2020 to

Prospectus dated August 22, 2017

Unum Group

Final Term Sheet Relating to

$500,000,000 Aggregate Principal Amount of

4.500% Senior Notes due 2025

This term sheet relates to the senior notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated May 18, 2020 and the prospectus dated August 22, 2017 (including the documents incorporated by reference therein) relating to the notes offering before making a decision in connection with an investment in the notes. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Unum Group (the “Issuer”)

Expected Issue Ratings:*	Baa3 (negative) (Moody’s) / BBB (stable) (S&P) / BBB- (negative) (Fitch)

Title of Notes:	4.500% Senior Notes due 2025

Aggregate Principal Amount Offered:	$500,000,000 aggregate principal amount of notes

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Public Offering Price:	99.472% of principal amount

Underwriting Discount:	0.650% of principal amount

Proceeds, before Expenses:	98.822% of principal amount; $494,110,000

Stated Maturity Date:	March 15, 2025

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2020 (short first coupon)

Record Dates:	March 1 and September 1

Coupon:	4.500%

Redemption Provision:	Make Whole Call at any time prior to February 15, 2025, in whole or in part, at a discount rate of Treasury plus 50 basis points. Par Call at any time on or after February 15, 2025, in whole or in part, at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Benchmark Treasury:	0.375% due April 30, 2025

Benchmark Treasury Price and Yield:	100-00; 0.375%

Spread over Benchmark Treasury:	+425 basis points

Yield to Maturity:	4.625%

Day Count Convention:	30/360

Legal Format:	SEC Registered

CUSIP Number:	91529Y AQ9

ISIN:	US91529YAQ98

Trade Date:	May 18, 2020

Settlement Date:	T+3; May 21, 2020

Listing:	None

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc. BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. Regions Securities LLC

* A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement for this offering if you request them by contacting Citigroup Global Markets Inc. toll free at 1-800-831-9146, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 or Wells Fargo Securities, LLC, toll free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.